                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-76045


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                                   PROSPECTUS
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                                3,175,586 SHARES

                              VERSANT CORPORATION

                                  COMMON STOCK
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OUR COMMON STOCK CURRENTLY TRADES ON THE NASDAQ NATIONAL MARKET. LAST REPORTED SALE PRICE ON MAY 12, 1999: $1.66 PER SHARE. TRADING SYMBOL: VSNT

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                                  THE OFFERING


o The shares offered in this prospectus will be sold from time to time at then prevailing market prices, at prices relating to market prices or at negotiated prices. We are not aware of any underwriting discounts or commissions in connection with this offering.

o All of the shares of common stock offered in this prospectus are being sold by the selling security holders named on page 12 of this prospectus. We will not receive any of the proceeds from the sale of these shares. These shares are being offered on a continuous basis under Rule 415 of the Securities Act until at least December 28, 2002 or the earlier sale of the shares offered hereby.

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THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITY HOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
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                 THE DATE OF THIS PROSPECTUS IS MAY 12, 1999.

                               PROSPECTUS SUMMARY

     We issued the shares that may be offered using this prospectus in three transactions in 1998. In July 1998, we acquired Soft Mountain S.A. and issued 245,586 shares of our common stock to the shareholders of Soft Mountain. These Soft Mountain selling security holders may offer some or all of these shares using this prospectus. In October 1998, we issued a $3.6 million convertible secured subordinated promissory note to Vertex Technology Fund Ltd. This note is convertible into 1,880,000 shares of our common stock, at a rate of $1.925 per share. If Vertex converts all or a portion of its note into common stock, Vertex may offer some or all of the conversion shares using this prospectus. In December 1998, we issued 700,000 shares of our common stock and warrants to purchase 350,000 shares of our common stock to three Special Situations Funds. The warrants may be exercised for common stock at an exercise price of $2.25 per share. The Special Situations Funds may offer some or all of their common stock, including shares that may be issued upon exercise of their warrants, using this prospectus.


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                                TABLE OF CONTENTS
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Prospectus Summary......................  2      Selling Security Holders................ 12
Risk Factors............................  3      Plan of Distribution.................... 13
Use of Proceeds......................... 10      Legal Matters........................... 14
Dividend Policy......................... 10      Experts................................. 14
Where You Can Find More Information..... 10

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

     OUR LIMITED WORKING CAPITAL MAY PREVENT US FROM CONTINUING AS A GOING CONCERN. We incurred a significant reduction in working capital in 1998. To date, we have not achieved business volume sufficient to restore profitability and a positive cash flow. We operated at a net loss of $20 million in 1998 and since December 31, 1998 have continued to experience operating losses. Our available cash and credit facilities may not be sufficient to fund our operations and successfully implement our business plan, part of which consists of pursuing potential strategic relationships, acquisitions of companies, products and technologies. Also, the Soft Mountain Selling Security Holders have demanded that we repurchase for approximately $1.1 million the 245,586 shares of the Company's stock issued to them in connection with the Company's purchase all Soft Mountain shares as a result of the Company's inability to register the shares by December 31, 1998. Our ability to continue as a going concern is therefore dependent upon future events, including our ability to obtain additional debt or equity financing. We recently raised $3.6 million through the sale of a convertible secured subordinated promissory note to Vertex Technology Fund, and $1.4 million through the sale of equity securities to Special Situations Fund. We may raise additional funds through the sale of equity securities or other means in the near future. However, funds may not be available on favorable terms, if at all. If we are unable to raise additional funds, we will be dependent on cash flow from operations to fund operations and to repay outstanding bank debt. Unless we generate consistent positive cash flows from operations for the immediate and foreseeable future, we will be required to cease or substantially reduce operations. The sale of additional equity or convertible debt securities would result in dilution to our shareholders.

     OUR COMMON STOCK MAY BE DELISTED FROM NASDAQ. Our common stock is listed on the Nasdaq National Market. Nasdaq has continued listing requirements which we must meet to avoid delisting. Currently, we do not meet the $4 million minimum tangible net assets requirement and have been so notified by Nasdaq. We believe that we will be able to meet this requirement if Vertex converts its note into common shares and if additional equity can be raised in time to satisfy Nasdaq. We may be unable to timely secure or conclude these commitments, however. Companies traded on the Nasdaq Markets are also required to maintain a minimum bid price of $1.00 per share. Our stock price may decline below this requirement. There are other requirements as well. If our common stock is delisted, we may not be able to satisfy the higher requirements for a new listing on either the Nasdaq National or SmallCap Market. After delisting, trading in our common stock may be conducted in the over-the-counter market in what are commonly referred to as the "pink sheets." As a results, investors would find it more difficult to buy, sell or quote our common stock.

     OUR EXISTING DEBT BURDEN IS SUBSTANTIAL, AND WE MAY DEFAULT ON OUR LOANS. At December 31, 1998, we had the following outstanding borrowings:

     (1) $2.4 million under a bank revolving loan, which expires on May 31, 1999;

     (2)  $2.3 million under a bank term loan, which expires on March 18, 2001;
          and

     (3) $3.6 million under our convertible subordinated secured promissory note, which is due in October 2001.

     Because we were not in compliance with the covenants that apply to the bank revolving loan and the bank term loan at December 31, 1998, the bank has the ability to declare a default on these loans and demand immediate payment of approximately $4.1 million in currently outstanding borrowings. Therefore, unless we are able to renegotiate our covenants and extend or refinance this debt, we will need to generate a significant amount of cash in the immediate future, and in any event by the May 31, 1999 expiration date of the bank revolving loan. As in previous quarters in which we were not in compliance with our financial covenants, we are currently pursuing discussions with the bank to amend the terms of our loans, including their repayment schedules and financial covenants. However, we may not be successful in this endeavor. Even if we are successful amending the terms of or refinancing our loans, the new terms could be significantly less attractive than our current financing arrangements and could significantly restrict our operating activities.

     OUR REVENUE LEVELS ARE UNPREDICTABLE. Our revenue has fluctuated dramatically on a quarterly and annual basis, and we expect this trend to continue. These dramatic fluctuations result from a number of factors, including:

     (1) the lengthy and highly consultative sales cycle associated with our products

     (2) uncertainty regarding the timing and scope of customer deployment schedules of applications based on the Versant ODBMS

     (3) fluctuations in domestic and foreign demand for our products and services, particularly in the telecommunications and financial services markets

     (4)  the impact of new product introductions by us and our competitors

     (5) our unwillingness to significantly lower prices to meet prices set by our competitors

     (6) the effect of publications of opinions about us and our competitors and their respective products

     (7) customer order deferrals in anticipation of product enhancements or new product offerings by us or our competitors

     (8) potential customers unwillingness to invest in our products given our financial instability

     A number of other factors make it impossible to predict our operating results for any period prior to the end of that period. We ship our software to a customer at receipt of the customer's order, and consequently, we have little order backlog. As a result, license revenue in any quarter is substantially dependent on orders booked and shipped in that quarter. Historically, we record most of our revenue and book most of our orders in the third month of each quarter, with a concentration of such revenue and orders in the last few days of the quarter. We expect this trend to continue. Many of these factors are beyond our control.

     WE MAY NOT BE ABLE TO MANAGE COSTS GIVEN THE UNPREDICTABILITY OF OUR REVENUE. We expended significant resources in 1997 and 1998 to build our infrastructure and hire personnel, before reductions, particularly in the services and sales and marketing sectors, in expectation of higher revenue growth than actually occurred. Although we have restructured our operations to reduce operating expenses, we continue to plan for revenue growth in 1999 compared to 1998. Consequently, we will continue to incur a relatively high level of fixed expenses. Although, in January 1999, we reduced significantly our worldwide headcount and implemented controls on spending in order to achieve expense reductions, if expense controls are not achieved or planned revenue growth does not materialize, our business, financial condition and results of operations will be materially harmed.

     WE RELY ON TELECOMMUNICATIONS AND FINANCIAL SERVICES MARKETS CHARACTERIZED BY COMPLEXITY AND INTENSE COMPETITION. Historically, we have been highly dependent upon the telecommunications industry and are becoming increasingly dependent upon the financial services market. Our success in the telecommunications and financial service markets is dependent, in part, on our ability to compete with alternative technology providers and on whether our customers and potential customers believe we have the expertise necessary to provide effective solutions in these markets. If these conditions, among others, are not satisfied, we may not be successful in generating additional opportunities in these markets. The need for and type of applications and commercial products for the telecommunications and financial services markets is continuing to develop, is rapidly changing, and is characterized by an increasing number of new entrants whose products may compete with those of ours. As a result, we cannot predict the future growth of these markets, and demand for object-oriented databases in these markets may not develop or be sustainable. We also may not be successful in attaining a significant share of these markets. In addition, organizations in these markets generally develop sophisticated and complex applications that require substantial customization of our products. Although we seek to generate consulting revenue in connection with these customization efforts, we have offered, and may, under certain circumstances continue to offer, free or reduced price consulting. This practice has impacted, and will continue to impact, our service margins and will require that we maintain a highly skilled service infrastructure with specific expertise in these markets.

     OUR PRODUCTS HAVE A LENGTHY SALES CYCLE. Our sales cycle, which varies substantially from customer to customer, often exceeds nine months and can sometimes extend to a year or more. Due in part to the strategic nature of our products and associated expenditures, potential customers are typically cautious in making product acquisition decisions. The decision to license our products generally requires us to provide a significant level of education to prospective customers regarding the uses and benefits of our products, and we must frequently commit no-fee pre-sales support resources, such as assistance in performing bench marking and application prototype development. Because of the lengthy sales cycle and the relatively large average dollar size of individual licenses, a lost or delayed sale could have a significant impact on our operating results for a particular period. Although we seek to develop relationships with best-of-class value-added resellers in the telecommunications and financial services markets in order to strengthen our indirect sales activity, we have not yet entered into such relationships and may not be successful in developing such relationships. In addition, our value-added resellers may be subject to a lengthy sales cycle for our products.

     OUR CUSTOMER CONCENTRATION INCREASES THE POTENTIAL VOLATILITY OF OUR OPERATING RESULTS. Notwithstanding our recent efforts to develop new customers, typically through the use of relatively small licenses, a significant portion of our total revenue has been, and we believe will continue to be, derived from a limited number of orders placed by large organizations. The timing of such orders and their fulfillment has caused, and is likely to cause in the future, material fluctuations in our operating results, particularly on a quarterly basis. In addition, our major customers tend to change from year to year. The loss of any one or more of our major customers or our inability to replace a customer that has become less significant in a given year with a different major customer could have a material adverse effect on our business.

     WE DEPEND ON OUR INTERNATIONAL OPERATIONS. A significant portion of our revenue is derived from customers located outside the United States. This requires that we operate internationally and maintain a significant presence in international markets. However, our international operations are subject to a number of risks. These risks include:

     (1)  longer receivable collection periods

     (2)  changes in regulatory requirements

     (3)  dependence on independent resellers

     (4)  multiple and conflicting regulations and technology standards

     (5)  import and export restrictions and tariffs

     (6)  difficulties and costs of staffing and managing foreign operations

     (7)  potentially adverse tax consequences

     (8)  foreign exchange fluctuations

     (9)  the burdens of complying with a variety of foreign laws

     (10) the impact of business cycles and economic instability outside the United States, including the current economic instability in Asia.

     WE MUST DEFEND AGAINST SECURITIES LITIGATION. We and certain of our present and former officers and directors were named as defendants in four class action lawsuits filed in the United States District Court for the Northern District of California, filed on January 26, 1998, February 5, 1998, March 11, 1998 and March 18, 1998, respectively. On June 19, 1998, a consolidated amended complaint was filed in this court by the lead plaintiff named by the court. The amended complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act, and Securities and Exchange Commission Rule 10b-5 promulgated under the Exchange Act, in connection with public statements about our expected financial performance. The complaint seeks an unspecified amount of damages. We vigorously deny the plaintiff's claims and have moved to dismiss the allegations. The plaintiff has filed a response to our motion to dismiss, and we have filed an opposition to plaintiff's response. The motion to dismiss was submitted to the court for consideration on November 13, 1998, and the court has not yet issued a decision. Securities litigation can be expensive to defend, consume significant amounts of management time and result in adverse judgments or settlements that could have a material adverse effect on our results of operations and financial condition.

     OUR STOCK PRICE IS VOLATILE. Our revenue, operating results and stock price have been and may continue to be subject to significant volatility, particularly on a quarterly basis. We have previously experienced significant shortfalls in revenue and earnings from levels expected by securities analysts and investors, which has had an immediate and significant adverse effect on the trading price of our common stock. This may occur again in the future. Additionally, as a significant portion of our revenue often occurs late in the quarter, we may not learn of revenue shortfalls until late in the quarter, which could result in an even more immediate and adverse effect on the trading price of our common stock.

     OUR BUSINESS MAY BE HARMED BY YEAR 2000 PROBLEMS. We and our customers and suppliers are aware and concerned about the risks associated with Year 2000 computer issues. If our systems do not recognize the correct date when the year changes to 2000, there could be a material adverse effect on our operations. We are at risk from both internal and external areas. We have categorized our risk into the following categories:

     (1) internal systems required to operate our business (e.g. operational, financial, product development, safety and environmental controls);

     (2) external supplier systems that are necessary to support our business requirements (e.g. raw materials, supplies, shipping and delivery systems, banking, payroll and government systems); and

     (3)  product warranty exposure with our customer base.

     We are currently evaluating our exposure in all these areas. We have been reviewing our facility, financial and operating systems to identify and assess the requirements to bring hardware systems and software applications to Year 2000 compliance. We expect to conclude our estimate of exposure to Year 2000 problems, associated costs and required correction plans by the end of July 1999 and to correct any Year 2000 problems by October 31, 1999. We have not identified any alternative remediation plans in the event Year 2000 issues can not be adequately corrected. We will define any alternative plans if and when we discover systems that can not be made Year 2000 compliant. If implementation of upgrade or replacement systems is delayed or if significant new non-compliance issues are discovered, our operations could be materially adversely affected.

     We have and will continue to make certain investments in software applications and systems to ensure that we are Year 2000 compliant with respect to our internal systems. In particular, our purchase of $9 million of property and equipment during 1997 and 1998 included substantial investments in management and information systems designed to be Year 2000 compliant.

     We have contracted with an outside independent consulting firm to provide internal Year 2000 equipment testing and consulting services to assist us in the process of defining and implementing a Year 2000 compliance project. This compliance project includes the following phases:

                                                                                          Expected
                                                                                         completion
Name of phase:       Description:                                       Status:             date:
--------------       ------------                                       -------          ----------
Awareness and        Educate the company on the Year 2000               In progress      April 1999
Assessment Phase     project, the potential problems associated
                     with this date issue, inventory our systems
                     and products that require compliance testing.

Testing  and         Test our systems and products and identify         Begins March     July 1999
Validation Phase     the non-compliant areas, develop remediation       1999
                     plans, map the conversion process to correct
                     non-compliant areas and validate the changes
                     that need to be made to correct non-compliant
                     areas.

Implementation and   Convert non-compliant areas with compliant         Begins August    October
Certification Phase  products (hardware or software), verify that       1999             1999
                     all intended changes have been made successfully
                     and that all planned Year 2000 compliance
                     changes have been made.

Maintenance Phase    This phase puts processes and procedures in        Begins           December
                     place to minimize the likelihood that Year                          1999
                     2000 compliance problems will be                   November 1999
                     reintroduced into the compliant systems and
                     products.


Status:

     Awareness and Assessment Phase: We are in the process of writing an awareness statement to educate our employees, vendors and customers about the Year 2000 issues and potential problems associated with the Year 2000 rollover problem and what effect this will have on our company and customers. We have identified all internal systems (products and software) that need to be tested for Year 2000 compliance.

     Testing and Validation Phase: We have tested the personal computers and servers used by our employees to complete their daily work assignments. The results are being analyzed and will be assessed by April 1999. We will be testing or seeking validation with respect to Year 2000 compliance regarding external providers for phone service, security service, utility service, internet service and air conditioning service. We will then develop remediation plans to correct non-compliant systems.

     In addition to the internal testing, evaluation and remediation project, we will implement a program that will query our suppliers and providers of third-party technology that may be integrated with our products to determine if the suppliers operations', products and services are Year 2000 compliant. We expect these questionnaires to be sent to our third party providers and key suppliers by the end of April 1999 and conclude our review by the end of June 1999. Where practical, we will take the necessary actions to reduce our exposure to suppliers that are not Year 2000 compliant by finding alternative suppliers. However, there may be critical suppliers that cannot be substituted and this could have a material adverse effect on our operations.

     We believe our products are Year 2000 compliant. However, not every customer situation can be anticipated, especially in areas that involve third party products. Extensive testing has been performed on our products and additional testing will continue as we become aware of our customer's Year 2000 needs and issues. We may see an increase in customer demands for warranty service. This may create additional service costs that can not be recovered. In addition, if our products are not Year 2000 compliant, we could face litigation regarding Year 2000 compliance issues.

     The process to insure our systems and our supplier systems are Year 2000 compliant is expected to be significantly completed by October 31, 1999, with testing to be done through the remainder of 1999. In addition, we could face reduced demand for our products through 1999 if customers focus on purchasing solutions to their Year 2000 problems rather than purchasing our products, which are not designed to solve Year 2000 problems.

     Customer's purchasing plans could be affected by the Year 2000 problem if they need to expend significant resources to correct their existing systems. This situation may result in reduced funds available to implement solutions based upon our products. In addition, some customers may defer the license of our products until after the Year 2000 while they complete remediation and testing of their current systems to ensure Year 2000 compliance. A decrease in demand for our products due to customers' Year 2000 issues would seriously harm our business and results of operations.

RISKS RELATED TO OUR INDUSTRY

     WE FACE INTENSE COMPETITION. The market for our products is intensely competitive. We believe that the primary competitive factors in our market include:

     (1) database performance, including the speed at which operations can be executed and the ability to support large amounts of different information

     (2)  vendor reputation

     (3) the ability to handle abstract data types and complex data relationships

     (4)  ease of use

     (5)  database scalability

     (6)  the reliability, availability and serviceability of the database

     (7)  compatibility with customers' existing technology platforms

     (8)  the ease and speed with which applications can be developed

     (9)  price and

     (10) service and support.

     Our current and prospective competitors include companies that offer a variety of database solutions using various technologies including object database, object-relational database and relational database technologies. Competitors offering object and object-relational database management systems include Oracle Corporation, Computer Associates International, Inc., Object Design, Inc., Informix and its Illustra Information Technologies, Inc. subsidiary, Objectivity, Inc., Gemstone Systems, Inc., Poet Software Corporation, ONTOS, Inc. In addition, our products compete with traditional relational database management systems, many of which have been or are expected to be modified to incorporate object-oriented interface and other functionality, and to leverage Java. The principal competitors in the relational database market are Oracle, Sybase, Informix, IBM and Microsoft. We expect to face additional competition from other established and emerging companies as the object database market continues to develop and expand. In 1997, Oracle released its Oracle8 product, which, with its object option, provides object-relational database capabilities, and Computer Associates released their Jasmine ODBMS, which is a pure object-oriented database. Although we believe that the decision of relational database vendors to pursue object-relational or object-oriented approaches validates our belief that object-oriented database solutions will be increasingly demanded by today's business organizations, we are facing heightened competition. During the last year we have seen a major shift away from Smalltalk towards JAVA. In addition Versant is used more and more as a middle tier persistence layer in multi tier applications This brings us in direct competition with some of the more established companies in these markets. These are companies like IBM, SUN and BEA selling Java based tools and solutions. There is also some movement in the market to buy as much middleware components as possible from one or just a few suppliers. Because we are offering just a ODBMS for the time being we may not be able to compete in some of these situations. This could result and would continue to result in fewer customer orders, price reductions, reduced transaction size, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition and on the market price of our common stock. Due to the introduction by Oracle and Computer Associates of competing products with lower prices than the Versant ODBMS, we may not be able to maintain prices for our products at levels that will enable us to market our products profitably. Any decrease in per unit prices, as a result of competition or otherwise, could have a material adverse effect on our business, operating results and financial condition.

     In addition our poor financial performance during 1998 may influence customers to delay orders or cancel projects to wait and see how we are performing during the next foreseeable future.

     We are also indirectly facing competition from developers of middleware products that allow users to connect object-oriented applications to existing legacy data and RDBMSs. To the extent that these products gain market acceptance, they may reduce the market for the Versant ODBMS for less complex object-oriented applications.

     Many of our competitors, and especially Oracle and Computer Associates, have longer operating histories, significantly greater financial, technical, marketing, service and other resources, significantly greater name recognition, broader product offerings and a larger installed base of customers than ours. In addition, many of our competitors have well-established relationships with current and potential customers of ours. As a result, our competitors may be able to devote greater resources to the development, promotion and sale of their products, may have more direct access to corporate decision-makers based on previous relationships and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. We may not be able to compete successfully against current or future competitors, and competitive pressures could have a material adverse effect on our business, operating results and financial condition.

     WE DEPEND ON SUCCESSFUL TECHNOLOGY DEVELOPMENT. We believe that significant research and development expenditures will be necessary to remain competitive. While we believe our research and development expenditures will improve the Versant ODBMS and result in successful peripheral product introductions, due to the uncertainty of software development projects, these expenditures will not necessarily result in successful product introductions. Uncertainties impacting the success of software development project introductions include technical difficulties, market conditions, competitive products and consumer acceptance of new products and operating systems. In particular, we note that we have not yet achieved commercial acceptance for our Versant Multimedia Access product.

     We also face certain challenges in integrating third-party technology with our products. These challenges include the technological challenges of integration, which may result in development delays, and uncertainty regarding the economic terms of our relationship with the third-party technology provider, which may result in delays of the commercial release of new products.

     We face further technology development challenges associated with our acquisition of Soft Mountain. The Soft Mountain R'Net product offering is still under development, and there is uncertainty in both the timing of the release and the market acceptance of the product. Soft Mountain's geographic location in France generates additional management and integration challenges, because our product development to date has been performed in California and India.

     Developing and marketing our new Versant Enterprise Container for Java Beans creates new challenges for us. This product, which has not yet been commercially introduced, represents our first attempt to provide solutions to the application server market. Although we have worked with BEA to develop technology that will allow the Versant Enterprise Container to support the BEA WebLogic application server family, undiscovered bugs or errors may exist that prevent us from achieving the functionality we seek with the Versant Enterprise Container. In addition, because Java Bean containers are specific to each application server vendor and no standards have been adopted for such containers, we may not be able to take advantage of our development work with the BEA application server family when developing solutions for other application server vendors. We do not currently have any agreements or relationships regarding the Versant Enterprise Container with other application server vendors, and when our new product is introduced, customers will only be able to use it with BEA application servers.

     WE MUST PROTECT OUR INTELLECTUAL PROPERTY. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products, obtain or use information that we regard as proprietary or use or make copies of our products in violation of license agreements. Policing unauthorized use of our products is difficult. In addition, the laws of many jurisdictions do not protect our proprietary rights to as great an extent as do the laws of the United States. Shrink-wrap licenses may be wholly or partially unenforceable under the laws of certain jurisdictions, and copyright and trade secret protection for software may be unavailable in certain foreign countries. Our means of protecting our proprietary rights may not be adequate, and our competitors may independently develop similar technology.

     To date, we have not been notified that our products infringe the proprietary rights of third parties, but third parties could claim that our current or future products infringe such rights. We expect that developers of object-oriented technology will increasingly be subject to infringement claims as the number of products, competitors and patents in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements.

Such royalty or licensing agreements might not be available on terms acceptable to us or at all, which could have a material adverse effect upon our business, operating results and financial condition.

     Our future success will depend in part on our ability to integrate our products with those of vendors providing complementary products. The Versant ODBMS must be integrated with compilers, development tools, operating systems and other software and hardware components to produce a complete end-user solution. We may not receive the support of these third-party vendors, some of which may compete with us, to integrate our products with the vendors' products.

     WE DEPEND ON OUR PERSONNEL FOR WHOM COMPETITION IS INTENSE. Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel. The loss of the services of one or more of our key employees could have a material adverse effect on our business. Our future success also depends on our continuing ability to attract, train and motivate highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, especially in Silicon Valley where our headquarters are located, and we may not be able to attract, train and motivate such personnel.

RISKS RELATED TO THIS OFFERING

     SALES OF THE SHARES INCLUDED IN THIS PROSPECTUS COULD AFFECT OUR STOCK PRICE. If the selling security holders sell substantial amounts of our common stock in the public market using this prospectus, the market price of our common stock could fall.

     EXISTING SHAREHOLDERS COULD INCUR DILUTION AS A RESULT OF FUTURE ISSUANCES OF OUR COMMON STOCK. To the extent the selling security holders exercise warrants or convert convertible securities into shares of our common stock, existing shareholders could experience dilution.

     THIS PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS. These statements defined by federal securities laws usually contain expressions like "believes", "expects", "intends" and "anticipates" and involve significant uncertainty. Actual results may differ significantly.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock by the selling security holders.


                                 DIVIDEND POLICY

     We have never paid any cash dividends on our stock and we anticipate that, for the foreseeable future, we will continue to retain any earnings for use in the operation of our business and do not intend to pay dividends.


                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the common stock offered by this prospectus, please refer to the registration statement. Statements in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference. Copies of the registration statement may be inspected, without charge, at the offices of the Securities and Exchange Commission, or obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at the address set forth below.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we file reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy statements and other information that we have filed can be inspected and copied at the public reference facilities of the Securities and Exchange Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these materials from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information that is filed electronically with it. This Web site can be accessed at http://www.sec.gov.

     We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference into this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference as well. Requests for such copies should be directed to Versant Corporation, 6539 Dumbarton Circle, Fremont, CA 94555,
Attention: Gary Rhea, Vice President and Chief Financial Officer, telephone:
(510) 789-1500.

     IN CONNECTION WITH THIS OFFERING, NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF SUCH INFORMATION IS GIVEN OR REPRESENTATIONS MADE, YOU MAY NOT RELY ON SUCH INFORMATION OR REPRESENTATIONS AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE REGISTERED HEREBY, NOR IS IT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. YOU MAY NOT IMPLY FROM THE DELIVERY OF THIS PROSPECTUS, NOR FROM ANY SALE MADE UNDER THIS PROSPECTUS, THAT OUR AFFAIRS ARE UNCHANGED SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS.

     The following documents that we have filed with the Securities and Exchange Commission are incorporated by reference into this prospectus:

     o The registration statement on Form S-3 of which this prospectus is a part, and the exhibits filed and incorporated by reference with the Form S-3.

     o Our Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1998.

     o Our Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission for the fiscal quarter ended march 31, 1999.

     o The description of our common stock contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on May 31, 1996.
     o All other documents we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act on or after the date of this prospectus and prior to the termination of this offering.
     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or the registration statement.

                            SELLING SECURITY HOLDERS

     Special Situations Fund III LP, Special Situations Cayman LP and Special Situations Technology Fund LP acquired 700,000 shares of common stock, which they may offer pursuant to this prospectus on December 28, 1998, when they provided us with $1,443,750 in a private financing. At that time, these funds also acquired warrants to purchase 350,000 shares of our common stock, and their share numbers in the following table include the shares issuable upon exercise of these warrants. None of these funds has had any position, office or other material relationship with us within the past three years, except that these funds collectively own more than 10% of our common stock.

     Vertex Technology Fund Ltd. acquired its convertible secured subordinated promissory note, which is convertible into the 1,880,000 shares of our common stock that Vertex may offer pursuant to this prospectus, when it provided us with $3.6 million in an October 16, 1998 private financing. An affiliate of Vertex initially became a shareholder of ours in November 1989 and had a representative on our board of directors from August 1991 to February 1997.

     The former shareholders of Soft Mountain, listed in the table below as Soft Mountain Selling Security Holders, acquired the shares of our common stock that they may offer pursuant to this prospectus in connection with our acquisition of Soft Mountain, when they sold their Soft Mountain securities for our common stock. None of these security holders has had any position, office or other material relationship with us within the past three years.

     The following table sets forth certain information known to us with respect to the beneficial ownership of the our Common Stock as of March 31, 1999 by each of the selling security holders named below. The following table assumes each selling security holder sells all of the shares offered hereby. The selling security holders may from time to time offer and sell any or all of the shares pursuant to this prospectus. Because the selling security holders are not obligated to sell shares, and because selling security holders may also acquire publicly traded shares of our common stock, we cannot estimate how many shares each selling security holder will beneficially own after this offering. Therefore, the number of shares listed in the column entitled shares beneficially owned after offering reflects only the current share ownership of the selling security holders. We may update or supplement this prospectus from time to time to update the disclosure set forth herein.

                                              Shares Beneficially                     Shares Beneficially
                                            Owned Prior to Offering     Shares       Owned After Offering
                                           ------------------------      Being       --------------------
Name                                        Number       Percent(1)     Offered      Number       Percent
----                                       --------      ----------     -------      ------       -------
Special Situations Fund III LP(2)           896,753        8.6%         708,750      188,003        1.9%
Special Situations Cayman LP(2)             295,050        2.9          236,250       58,000         .6
Special Situations Technology Fund LP(2)    166,000        1.6          105,000       51,000         .5
Vertex Technology Fund Ltd.(3)            1,880,000       15.6        1,880,000            0

SOFT MOUNTAIN SELLING SECURITY HOLDERS(4)
SC Finoris                                  167,890        1.6          167,890            0
Trinova                                      45,631        *             45,631            0
Rhone-Alpes Creation                         31,955        *             31,955            0
Guillaume Doumenc                               110        *                110            0

     --------------------

 *   Less than 1%.

(1) Based on 10,135,517 shares of our common stock outstanding as of March 31, 1999.

(2) Includes warrants to purchase 236,250 shares, 78,750 shares and 35,000 shares held by Special Situations Fund III LP, Special Situations Cayman LP and Special Situations Technology Fund. This information is derived from a
     Schedule 13G/A filed by the Special Situations Funds with the Securities and Exchange Commission on January 4, 1999.

(3) Represents 1,880,000 shares issuable upon conversion of Vertex's convertible secured subordinated promissory note. Does not include 596,367 shares held by affiliates of Vertex.

(4) These shareholders have demanded that we repurchase their shares for approximately $1.1 million as a result of the registration for sale of their shares later than the December 31, 1998 date prescribed by their registration rights provisions. Settlement discussions are ongoing. Arbitration or litigation may result if a settlement cannot be reached.

                              PLAN OF DISTRIBUTION

     In connection with our acquisition of Soft Mountain, we and the Soft Mountain selling shareholders entered into a share purchase agreement. In connection with the financings provided by Vertex and the Special Situation Funds, we entered into registration rights agreements. The registration statement of which this prospectus forms a part has been filed pursuant to the Soft Mountain share purchase agreement and the registration rights agreements. To our knowledge, none of the selling security holders have entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered hereby, nor do we know the identity of the brokers or market makers that will participate in the offering.

     The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling security holders. The selling security holders will act independently from us in making decisions with respect to the timing, manner and size of each sale. The selling security holders may not sell any of the shares that are subject to this prospectus, and selling security holders could sell their shares in a private transaction or other transaction that is exempt from the registration requirements of the Securities Act. We have been advised by the selling security holders that they have not, as of the date hereof, entered into any arrangement with a broker-dealer for the sale of shares. In effecting sales, broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the selling security holders in amounts to be negotiated immediately prior to the sale.

     In offering the shares, the selling security holders and any broker-dealers who execute sales for the selling security holders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling security holders and the compensation of a broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     The selling security holders have advised us that, during such time as they may be engaged in a distribution of the shares of common stock included herein, they will comply with Rules 10b-6 and 10b-7 under the Exchange Act. In connection with these rules, the selling security holders have agreed not to engage in any stabilization activity in connection with any of our securities, to furnish copies of this prospectus to each broker-dealer through which the shares of common stock included in this prospectus may be offered, and not to bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities except as permitted under the Exchange Act. The selling security holders have also agreed to inform us and broker-dealers through whom sales may be made under this prospectus when the distribution of the shares is completed.

     We will bear the costs, expenses and fees in connection with the registration of the shares of common stock offered by this prospectus. Commissions and discounts, if any, attributable to the sales of shares of common stock using this prospectus will be borne by the selling security holders. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     We have advised the selling security holders that the anti-manipulation rules under the Exchange Act may apply to sales of shares of common stock in the market and to the activities of selling security holders. Each selling security holder has advised us that during such time as it may be engaged in the attempt to sell shares of common stock included in this prospectus, it will:

     o not engage in any stabilization activity in connection with any of our securities;

     o not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities, other than as permitted under the Exchange Act;

     o not effect any sale or distribution of the shares of common stock until after this prospectus has been appropriately amended or supplemented, if required, to set forth the terms thereof; and

     o effect all sales of shares of common stock in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party, other than the purchaser, is involved.

     Pursuant to the Soft Mountain share purchase agreement and the registration rights agreements, no selling security holder may sell any of the shares of common stock offered using this prospectus in the event and during such period as we determine, based upon the advice of outside counsel, that unforeseen circumstances, including pending negotiations relating to, or the consummation of, a transaction, would require additional disclosure of material information by us in the registration statement the confidentiality of which we have a bona fide business purpose to preserve or which unforeseen circumstances would render us unable to comply with Securities and Exchange Commission requirements. Such suspension shall exist for only so long as any such suspension exists for other similarly restricted Versant shareholders.

     Each selling security holder has agreed that it will not effect any sales of the shares offered hereby any time after he or it has received notice from us to suspend sales as a result of a stop order or the occurrence or existence of any suspension event or so that we may correct or update the registration statement.

     This offering will terminate as to the Special Situations Funds on December 28, 2002 or the date on which all shares offered have been sold by the Special Situations Funds or are eligible for sale under Rule 144(k) of the Securities Act. This offering will terminate as to Vertex on October 15, 2001 or the date on which all shares offered have been sold by Vertex or are eligible for sale under Rule 144(k) of the Securities Act. This offering will terminate as to each Soft Mountain selling security holder on the earlier of one year after the date of this prospectus or the date on which all shares offered have been sold by the Soft Mountain selling security holders.

                                  LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fenwick & West LLP, Two Palo Alto Square, Suite 800, Palo Alto, California 94306.

                                     EXPERTS

     The financial statements and schedule incorporated by reference in this registration statement on Form S-3 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in
Note 1 to the financial statements.

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                               VERSANT CORPORATION






                               3,175,586 Shares of
                                  Common Stock







                              --------------------
                                   PROSPECTUS
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     IN CONNECTION WITH THIS OFFERING, NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF SUCH INFORMATION IS GIVEN OR REPRESENTATIONS MADE, YOU MAY NOT RELY ON SUCH INFORMATION OR REPRESENTATIONS AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE REGISTERED HEREBY, NOR IS IT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. YOU MAY NOT IMPLY FROM THE DELIVERY OF THIS PROSPECTUS, NOR FROM ANY SALE MADE UNDER THIS PROSPECTUS, THAT OUR AFFAIRS ARE UNCHANGED SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS.



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